UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Fidelity Covington Trust

Fidelity Management & Research Company LLC

Fidelity Distributors Company LLC

245 Summer Street

Boston, MA 02210

Please send all communications, notices and orders to:

Margaret Carey, Esq.

c/o Fidelity Management & Research Company LLC

245 Summer Street, V10E

Boston, Massachusetts 02110

With a copy to:

John V. O’Hanlon, Esq.

Allison M. Fumai, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

Page 1 of 18 sequentially numbered pages.

As filed with the Securities and Exchange Commission on July 30, 2024

TABLE OF CONTENTS

I.	Introduction	3

II.	Prior Order	4

III.	Applicant’s Proposal	5

IV.	Expanded Universe of Investments for the Fully-Transparent Portion of a Fund’s Portfolio	5

A.	Absence of Novel Policy Concerns	6

B.	Transparency and Effective Arbitrage	8

C.	Custom Baskets	9

V.	Comparability of Relief Sought to Prior Relief Granted by the Commission	10

VI.	Request for Relief	10

VII.	Conditions	11

VIII.	Procedural Matters	11

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: Fidelity Covington Trust Fidelity Management & Research Company LLC Fidelity Distributors Company LLC File No. 812-[•]	Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

I.	Introduction

Fidelity Covington Trust (the “Trust”); Fidelity Management & Research Company LLC (“FMR” or the “Adviser”)1; and Fidelity Distributors Company LLC (“FDC” or the “Distributor” and, collectively with the Trust and FMR, “Applicants”) request an order (“Amended Order”) to amend a portion of a prior order issued to FMR and FDC2 under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Initial Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.3

[1]

FMR and each such other entity and any successor thereto included in the term “Adviser.” For the purposes of the Amended Order requested herein, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]

The Trust listed herein as an Applicant differs from that listed in the Prior Application (defined in Note 3 below) as the Initial Funds have been registered with the Commission as series of Fidelity Covington Trust. The Trust is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company.

[3]

The Applicants previously submitted an application with the Commission (File No. 812-14364), as amended and restated and filed with the Commission on November 8, 2019 (the “Initial Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33683 dated November 14, 2019 (the “Prior Notice”) and the Initial Order granting the relief requested was contained in Investment Company Act Release No. 33712 dated December 10, 2019. Applicants subsequently filed an amended application with the Commission (File No. 812-15175), as amended and restated and filed with the Commission on June 30, 2021 (“Amended Application” and, together with the Initial Application, the “Prior Application”), requesting an order that would amend the Initial Order to permit the Funds to use Creation Baskets that include instruments that are not included, or are included with different weightings, in the Fund’s Tracking Basket. The Amended Application was noticed in Investment Company Act Release No. 34326 dated July 19, 2021 (the “Amended Notice”) and the order granting the relief requested was contained in Investment Company Act Release No. 34350 dated August 5, 2021 (the “First Amended Order” and, together with the Initial Order, the “Prior Order”).

Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application and the Prior Order, as applicable. Pursuant to the Commission’s release adopting Rule 12d1-4 under the 1940 Act, the relief granted in the Prior Order under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, expired one year from the effective date of Rule 12d1-4, except that the exception in subparagraph (ii) to Condition 12 of the Section 12(d)(1) Relief is still available to a Fund relying on the ETF Relief. See Fund of Funds Arrangements, SEC Release No. IC-10871 (Oct. 7, 2020), at III; Prior Application at note 73; Prior Notice at note 45.

II.	Prior Order

The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs (“Active ETFs”). However, pursuant to the Prior Order, Applicants operate Funds that do not disclose their portfolio holdings daily, unlike traditional Active ETFs. Rather, the Funds allow for efficient trading through an effective Fund portfolio transparency substitute and the publication of related information metrics, while shielding the identity of the full Fund portfolio contents and recent trading activity in the Fund’s actual portfolio to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Funds.

Even though the Funds do not publish their full portfolio holdings daily, the Tracking Basket mechanism described in the Prior Application allows market participants to understand the value and risk of a Fund’s actual portfolio. Daily disclosure of the Tracking Basket contents and Tracking Basket Weight Overlap permit effective arbitrage activity from differences between the trading price of Shares and NAV, including hedging of risks associated with arbitrage and market making activities. As a result, investors have been able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV. The Prior Order only permits the Funds to invest in certain “Permissible Investments,” which generally exclude asset classes that are not U.S equities (“Prior Order Investments”).4

[4]

Under the Prior Order, Permissible Investments are “ETFs, Exchange-traded notes, Exchange-traded common stocks, common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares (‘foreign common stocks’), Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (‘ADRs’), Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts, and exchange-traded futures that trade contemporaneously with the Shares, as well as cash and cash equivalents.”

III.	Applicant’s Proposal

Applicants now seek to amend the Prior Order to permit Funds additional flexibility to invest in securities and instruments in addition to Prior Order Investments, including but not limited to fixed income securities, foreign investments that do not trade contemporaneously with shares, and derivatives (collectively, “Amended Order Investments”). With respect to such Amended Order Investments only, Funds will comply with the portfolio holdings disclosure requirements of Rule 6c-11 under the 1940 Act (the “Fully-Transparent Sleeve”). Such flexibility would allow a Fund to pursue investment strategies similar to those utilized by ETFs that operate pursuant to Rule 6c-11 under the 1940 Act (“Rule 6c-11 ETFs”) (including Active ETFs) because, with respect to the Fully-Transparent Sleeve only, a Fund would be able to invest in Amended Order Investments not permitted under the Prior Order. The remainder of a Fund’s portfolio would be managed in accordance with the requirements and conditions of the Prior Order, including that its investments would be limited to Prior Order Investments (the “Semi-Transparent Sleeve”).

IV.	Expanded Universe of Investments for the Fully-Transparent Portion of a Fund’s Portfolio

Applicants assert that Funds that invest in Amended Order Investments with respect to their Fully-Transparent Sleeves are expected to have spreads and premium/discounts that are comparable to existing Rule 6c-11 ETFs (including Active ETFs) and Funds operating today pursuant to the Prior Order. As a result, permitting a Fund to invest in Amended Order Investments with respect to its Fully-Transparent Sleeve does not raise any novel policy concerns. Moreover, Funds are subject to the same bid/ask spread and premium/discount disclosure requirements as Rule 6c-11 ETFs and are also subject to additional bid/ask spread and premium/discount disclosure and monitoring requirements under the Prior Order.

A.	Absence of Novel Policy Concerns

The principal difference between existing Funds and Active ETFs that are Rule 6c-11 ETFs is that, in lieu of disclosing their full portfolio holdings daily, existing Funds provide daily disclosure of the Tracking Basket contents and Tracking Basket Weight Overlap and disclose their full portfolio holdings periodically in accordance with their portfolio holdings disclosure policies. Under the amendments requested herein, a Fund’s Tracking Basket will be comprised of: (i) Strategy Components and Representative ETFs consistent with the requirements of the Prior Order with respect to the Semi-Transparent Sleeve; and (ii) the actual holdings of the Fully-Transparent Sleeve. The proportions of a Fund’s Tracking Basket attributable to the holdings of the Semi-Transparent Sleeve and Fully-Transparent Sleeve will reflect the proportions of the Fund comprised of the Semi-Transparent Sleeve and Fully-Transparent Sleeve, respectively.

Consistent with the conditions of the Prior Order, a Fund will provide daily disclosure of the contents of the Tracking Basket and the Tracking Basket Weight Overlap and a Fund will comply with the conditions of the Prior Order relating to the use of custom baskets.5 Consistent with the requirements of Rule 6c-11 under the 1940 Act, a Fund will disclose the portfolio holdings of its Fully-Transparent Sleeve daily in the Tracking Basket. Applicants anticipate that this information will be sufficient to enable an effective arbitrage process that permits Shares of a Fund to trade at market prices that are close to NAV.

Applicants do not believe that addition of a Fully-Transparent Sleeve would result in any negative impacts with respect to the Fund’s arbitrage process, bid-ask spreads, premiums/discounts or otherwise adversely affect the Fund’s operations. Moreover, Applicants do not believe that daily disclosure of the portfolio holdings of the Fully-Transparent Sleeve raises any novel issues relating to front-running compared to Rule 6c-11 ETFs, including Active ETFs.

[5]	See further discussion in Section IV.C below.

Under the conditions and representations of the Prior Order, Funds are subject to requirements regarding bid/ask spreads or premiums/discounts that are required for Rule 6c-11 ETFs (including Active ETFs),6 as well as to additional disclosure requirements beyond those applicable to Rule 6c-11 ETFs (including Active ETFs). For example, under the Prior Order, each Fund is required to include certain plain English disclosures in its Prospectus, marketing materials and website, including, among others, a statement that ETFs trading on the basis of a published Tracking Basket may trade at a wider bid/ask spread than ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and therefore, may cost investors more to trade.7 Moreover, Applicants do not expect that a Fund investing in Amended Order Investments with respect to its Fully-Transparent Sleeve will cause investor confusion because the Prospectus, marketing materials and website will explain the semi-transparent nature of the Fund and will appropriately explain the differences between the Semi-Transparent Sleeve and the Fully-Transparent Sleeve, including the investment types that may be included in each sleeve. Further, a Fund that invests in Amended Order Investments will disclose the investment risks applicable to such investments.

[6]

Condition A.2 of the Prior Order states that the website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and Closing Price or Bid/Ask Price, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended. Condition A.2 further states that the website will disclose any information regarding the bid/ask spread for each Fund as may be required for other ETFs under Rule 6c-11 under the 1940 Act, as amended.

[7]	See Prior Application at 24.

The Funds are also subject to additional monitoring requirements not applicable to Rule 6c-11 ETFs (including Active ETFs). These requirements include ongoing monitoring by the Adviser of how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions.8 In addition, under the Prior Order, for at least the first three years after the launch of a Fund, the Adviser is required to promptly call a meeting of the Board, or a designated Committee thereof (and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures) and the Board or Committee is required to promptly meet if: (1) the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00%; or (b) the bid/ask spread exceeds 2.00%.9 These requirements will continue to apply where a Fund has a Fully-Transparent Sleeve.

B.	Transparency and Effective Arbitrage

As noted above, notwithstanding the amendments requested herein, Applicants anticipate that by providing: (i) daily disclosure of the Tracking Basket contents, which will include the portfolio holdings of the Fully-Transparent Sleeve, and Tracking Basket Weight Overlap; and (ii) periodic disclosure of full portfolio holdings in accordance with the Funds’ portfolio holdings disclosure policies, the Funds will facilitate market participants’ intraday arbitrage in Shares, including hedging their positions in Shares.

Specifically, Applicants anticipate that the difference in daily returns between a Fund and its Tracking Basket will have a consistent relationship and that the deviation in the daily returns between a Fund and its Tracking Basket will be sufficiently small such that the Tracking Basket will provide arbitrageurs with a reliable vehicle that they can use to effectuate low-risk arbitrage trades in Shares. All Amended Order Investments held by a Fund will be included in the Fund’s Tracking Basket in their actual weights (i.e., they will be fully disclosed). Accordingly, Applicants expect that the Tracking Basket arbitrage mechanism will function similarly for Funds that invest in Amended Order Investments to how it does today for Funds operating in reliance on the Prior Order.

[8]	Id. at 25.
[9]	Id.

Moreover, daily disclosure of the Tracking Basket contents, which will include the portfolio holdings of the Fully-Transparent Sleeve, and Tracking Basket Weight Overlap will allow market participants to understand the relationship between the performance of a Fund and its Tracking Basket. In addition, the Tracking Basket Weight Overlap will help market participants evaluate the risk that the performance of the Tracking Basket may deviate from the performance of the Fund’s actual portfolio. Accordingly, Applicants anticipate that arbitrageurs will have adequate information to estimate the value of and hedge positions in a Fund’s Shares, which will facilitate the arbitrage process that permits the Shares to trade at market prices that are close to NAV.

C.	Custom Baskets

Funds will comply with the requirements set forth in the Amended Application and Prior Order regarding the use of Creation Baskets that include instruments that are not included, or are included with different weightings, in the Fund’s Tracking Basket, except as noted herein. With respect to the requirement that each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any Creation Basket exchanged with an AP on the previous Business Day that differed from such Business Day’s Tracking Basket other than with respect to cash, this requirement will not apply if the difference between the Creation Basket exchanged with an AP on the previous Business Day and that Business Day’s Tracking Basket is with respect to Amended Order Investments or Prior Order Investments that have been previously publicly disclosed. Applicants note that not requiring posting of such a basket on the Fund’s website would be consistent with Rule 6c-11, which does not require website disclosure of custom baskets. Given that the Amended Order Investments will be fully disclosed daily like the holdings of Rule 6c-11 ETFs, Applicants believe it is appropriate to treat Creation Baskets that differ from a Fund’s Tracking Basket with respect to Amended Order Investments or Prior Order Investments that have been previously publicly disclosed the same as custom baskets under Rule 6c-11.

V.	Comparability of Relief Sought to Prior Relief Granted by the Commission

Although the Commission has not yet granted the relief requested herein to Active ETFs that use an alternative arbitrage mechanism like the Tracking Basket mechanism used by the Funds to invest in Amended Order Investments, the Commission adopted Rule 6c-11, which permits Active ETFs to invest in all types of investments otherwise permitted under the 1940 Act for investment by registered investment companies. Given that the Amended Order Investments will be subject to full daily holdings disclosure like under Rule 6c-11, Applicants do not believe that the Funds raise any novel concerns. Accordingly, Applicants do not believe that this Application raises any novel issues relative to prior relief granted by the Commission.

VI.	Request for Relief

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the Prior Order to permit a Fund to invest in Amended Order Investments with respect to the Fund’s Fully-Transparent Sleeve, as described herein.

For the reasons stated in the Prior Order and herein, Applicants believe that:

•

With respect to the relief pursuant to Section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•

With respect to the relief pursuant to Section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

•	With respect to the relief pursuant to Section 12(d)(1)(J), the relief continues to be consistent with the public interest and the protection of investors.[10]

VII.	Conditions

Applicants agree that an Amended Order will be subject to all of the conditions in the Prior Order, as amended by any subsequent order of the Commission, and will also be subject to the following additional condition:

11. To the extent a Fund invests in Amended Order Investments, the Fund’s Tracking Basket will include such Amended Order Investments in the same proportions as the weights of such investments in the Fund’s portfolio.

VIII.	Procedural Matters

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Amended Order without holding a hearing.

[10]	See supra Note 3.

Dated: July 30, 2024

FIDELITY COVINGTON TRUST

By:	/s/ Margaret Carey
Name: Title:	Margaret Carey Secretary and Chief Legal Officer

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

By:	/s/ Christopher Rimmer
Name: Title:	Christopher Rimmer Treasurer

FIDELITY DISTRIBUTORS COMPANY LLC

By:	/s/ Dalton Gustafson
Name: Title:	Dalton Gustafson President

AUTHORIZATION

FIDELITY COVINGTON TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Margaret Carey, in her capacity as Secretary of the Fidelity Covington Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to her general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on June 3, 2024:

FURTHER RESOLVED, that any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to operate actively managed exchange-traded funds, and with such changes as deemed appropriate by such officers upon the advice of counsel.

/s/ Margaret Carey
Margaret Carey	July 30, 2024
Secretary and Chief Legal Officer

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

In accordance with Rule 0-2(c) under the 1940 Act, Christopher Rimmer states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company LLC have been taken, and that as Treasurer thereof, he is authorized to execute and file the same on behalf of Fidelity Management & Research Company LLC.

/s/ Christopher Rimmer
Christopher Rimmer Treasurer	July 30, 2024

AUTHORIZATION

FIDELITY DISTRIBUTORS COMPANY LLC

In accordance with Rule 0-2(c) under the 1940 Act, Dalton Gustafson states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Company LLC have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Fidelity Distributors Company LLC.

/s/ Dalton Gustafson
Dalton Gustafson President	July 30, 2024

VERIFICATION

FIDELITY COVINGTON TRUST

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Fidelity Covington Trust, that she is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Margaret Carey
Margaret Carey	July 30, 2024
Secretary and Chief Legal Officer

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Management & Research Company LLC, that he is Treasurer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher Rimmer
Christopher Rimmer Treasurer	July 30, 2024

VERIFICATION

FIDELITY DISTRIBUTORS COMPANY LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Distributors Company LLC, that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Dalton Gustafson
Dalton Gustafson	July 30, 2024
President

18